

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2011

Via E-mail
Aristides J. Pittas
President and Chief Executive Officer
Euroseas Ltd.
4 Messogiou & Evropis Street
151 25 Maroussi, Greece

Re: Euroseas Ltd.
Amendment No. 1 to Registration Statement on Form F-3
Filed November 16, 2011
File No. 333-177014

Dear Mr. Pittas:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to our prior comment one. Please provide us further factual analysis as to why Eurobulk Marine Holdings, Inc. is not an affiliate as defined in Rule 405 of the Securities Act. We note, for example, disclosure on page 34 of your Form 20-F which refers to Eurobulk Marine, Inc. as an affiliate. Please clarify.

2. We note your response to our prior comment two. Please revise to name Friends Investment Company Inc. and Eurobulk Marine Holdings, Inc. as underwriters (not merely "may be deemed" underwriters) or provide us with a sufficiently detailed legal analysis for each explaining why this is not necessary.

Signatures

3. We note your response to our prior comment five and reissue in part. Please provide us your legal analysis as to why you believe you are not required to provide signatures indicating the capacities of either principal accounting officer or controller or revise to include the signatures of the individuals who serve in the capacities as either principal accounting officer or controller. Refer to Instruction 1 for signatures on Form F-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3642 if you have questions regarding these comments.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: <u>Via E-mail</u>
       Lawrence Rutkowski, Esq.
       Seward & Kissel LLP